February 8, 2007
VIA FASCIMILE (202) 772-9217
----------------------------
United States
Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549
Attn:  Mr. John Krug
       Mr. Jeffrey Riedler
       Mr. Jim Peklenc
       Mr. Jim Atkinson

RE:    HC INNOVATIONS, INC.
       FORM 10-SB FILED JANUARY 29, 2007
       FILE NO.: 0-52197

Dear Sirs:

     As per recent conference calls with Messrs. Peklenc and Atkinson, on behalf of HC Innovations, Inc. (the "Company" or "HCI"), please find herewith responses to your comments dated February 5, 2007 in connection with the Company's Form 10-SB, dated January 29, 2007, as amended (the "Registration Statement"). This response letter has been numbered to coincide with your comment letter. Upon your approval, the Company will file via EDGAR this response and the corresponding changes to the Registration Statement, which are also submitted herewith.

Description of Business
-----------------------

COMMENT 1. WE NOTE YOUR RESPONSE TO COMMENT 2 AND REISSUE THE COMMENT. YOU REFER TO YOUR SUBSIDIARIES, HOWEVER YOU HAVE ONLY IDENTIFIED ECI AND ITS SUBSIDIARIES WHICH ACCOUNT FOR 9% OF YOUR 2005 REVENUES AND 24% OF YOUR REVENUES THROUGH SEPTEMBER 30, 2006. PLEASE IDENTIFY THE REMAINING SUBSIDIARIES AND THE AMOUNT OF REVENUES THEY PROVIDED FOR THE SAME TIME PERIODS, RESPECTIVELY.

Response 1: We have revised the Registration Statement to provide that ECI and affiliates, consisting of the limited liability companies which ECI manages, accounted for 91% of the Company's 2005 revenues and 76% of the Company's revenues for the nine months ended September 30, 2006. Please see page 3 of the Registration Statement.

Financial Statements--December 31, 2005
----------------------------------------
Consolidated Statement of Changes in Stockholders' Equity (Deficit'), page 4
----------------------------------------------------------------------------

COMMENT 2. REFER TO YOUR RESPONSE TO COMMENT NINE. IT APPEARS THAT YOU INCLUDED THE EFFECTS OF THE STOCK SPLIT IN THIS STATEMENT AS A POINT IN TIME. WHILE WE NOTE THAT THE STOCK

SPLIT WAS PROPERLY FACTORED INTO THE EARNINGS PER SHARE CALCULATION, ALL OF THE STOCK ISSUANCES IN THIS STATEMENT AS WELL AS THOSE FOR PREVIOUS PERIODS SHOULD REFLECT THE IMPACT OF THE STOCK SPLIT IN ORDER TO CLEARLY PRESENT THE EQUITY POSITION ON A POST-STOCK SPLIT BASIS AND TO ALLOW FOR BETTER COMPARISONS. PLEASE REVISE YOUR PRESENTATION TO REFLECT THE IMPACT OF THE STOCK SPLIT AS IF IT HAD OCCURRED AT THE BEGINNING OF THE EARLIEST PERIOD PRESENTED, I.E. JANUARY 1, 2003.

Response 2: We have revised the Consolidated Statement of Changes in Stockholders' Equity (Deficit') in the Financial Statements for the fiscal year ended December 31, 2005, to reflect the impact of the stock split as if it had occurred at the beginning of the earliest period presented, or January 1, 2003. Please see the Consolidated Statement of Changes in Stockholders' Equity (Deficit') Financial Statements for the fiscal year ended December 31, 2005 located on page 4.

COMMENT 3: REFER TO YOUR RESPONSE TO COMMENT 10. FOR THE VARIOUS REASONS INDICATED IN YOUR RESPONSE, SUCH AS "THE COMPANY WAS WILLING TO GIVE A DEEP DISCOUNT IN ORDER TO IMPROVE THE COMPANY'S LIQUIDITY," THE TRANSACTIONS THAT YOU SIGHT AS EVIDENCE OF FAIR VALUE DO NOT APPEAR TO BE INDICATIVE OF THE ACTUAL FAIR VALUE OF YOUR SHARES. THE FACT THAT YOU APPEAR TO HAVE LITTLE LEVERAGE IN SUCH NEGOTIATIONS AS COMPARED TO AN ISSUANCE FOR CASH AS INDICATED BY STATEMENTS SUCH AS THE ONE ABOVE CALL INTO QUESTION THE ACCURACY OF THE FAIR VALUE DETERMINED IN SUCH NEGOTIATIONS. PLEASE PROVIDE TO US A REASONABLE DETERMINATION OF THE FAIR VALUE AT EACH DATE THAT A SIGNIFICANT EQUITY TRANSACTION OCCURRED.

Response 3: In June of 2005, management identified the need to raise working capital in the amount of approximately $1.2 million and prepared an offering of securities to accredited investors. Given that the Company had limited financial resources management determined that the investors would be offered convertible debentures in the amount of approximately $1.2 million and shares of common stock in lieu of cash interest payments. The number of shares to be issued in this offering were pre-determined in June 2005 through negotiations at a fair value interest rate. At the time, management reviewed several other recent external financing transactions involving companies with similar capital structures, similar financial positions, similar financing needs and that had completed financing transactions similar to HCI. Based on that research, our management team determined that a fair rate of interest to be paid on the debentures of this type would approximate 10% per annum and negotiated that the Company would issue one share of common stock for each dollar of the principal amount of the debentures purchased by the investor(s). The debentures were then discounted at 10% over their 18 month terms in arriving at a fair value of $228,078 or $0.18 per share. While we realize the method of valuation is not the highest on the hierarchy of valuation methods, we do believe it is clearly the method which best estimates the fair value of the Company's stock given the true facts and circumstances. Other than the shares issued upfront at the time of their investment, the Company has no other obligation to make payments in cash or common stock to the holders of the debentures.

2. Summary of Significant Accounting Policies, page 7
-----------------------------------------------------

Basis of Presentation, pg 7
---------------------------

Comment 4: Refer to your response to comment nine. You make the assertion in the disclosure in the last paragraph on page 8 that you would also consolidate the LLC entities under the provisions of E1TF 97-2 which would have been applicable for the years ended December 31, 2004 and 2003. Based on that assertion it is still unclear to us what changed in the reporting structure between these periods. Please clarify more specifically what is meant by the "single company basis" used for periods 2004 and prior referred to in this disclosure in the last paragraph of this section on page 9. Specifically list the entities included in each of the years 2005, 2004, and 2003 so that we can see exactly what changed between these reporting periods.

Response 4: We have revised the "Basis of Presentation" portion of Note 2 in the Notes to Consolidated Financial Statements for December 31, 2005 to disclose that the LLCs are not consolidated prior to 2005 and why the LLCs are not required to be consolidated in years prior to 2005. All entities included in each of the years 2005, 2004 and 2003 are specifically listed in the notes to the financial statements.

10. Long-Term
-------------
Convertible Debentures, page 16
-------------------------------

COMMENT 5: REFER TO YOUR RESPONSE TO COMMENT 12. PLEASE EXPLAIN TO US HOW YOU DETERMINED THAT THE DEBENTURES WERE CONVERTIBLE INTO A FIXED NUMBER OF SHARES WHEN YOUR DISCLOSURE APPEARS TO INDICATE THAT THE "CONVERSION PRICE OF THE DEBENTURES IS EQUAL TO 50% OF THE MARKET PRICE" OF YOUR SHARES AT THE TIME OF THE CONVERSION, THIS FEATURE WOULD SEEM TO INDICATE THAT THE NUMBER OF SHARES INTO WHICH THE DEBENTURES ARE CONVERTIBLE IS VARIABLE,

Response 5: We agree that the number of shares into which the debentures are convertible is variable and, therefore the host contract does not provide the holder with an option to convert into a fixed number of shares. Therefore, management has determined that the host contract is not a conventional convertible instrument. Management has further analyzed EITF 00-19 paragraphs 12 through 32, which requires additional considerations to support management's assertion for equity classification of the convertible debentures. Management considered the convertible debentures agreements as well as the relevant registration rights agreements and stock subscription agreements (collectively, the "contracts") in the application of EITF 00-19 and concluded the Company would account for the convertible debentures as permanent equity upon conversion as it meets all of the conditions in paragraphs 12 through 32 of EITF 00-19 to be classified as equity.

Financial Statements - December 31, 2004 and 2003
-------------------------------------------------

Consolidated Statements of Operations, page 3
---------------------------------------------


Comment 6: Refer to your response to comment nine. Please explain to us how you arrived at the 8,123,032 shares used in the earnings per share calculation for the year ended December 31, 2003. The statement of shareholders' equity appears to show no shares issued for that period.

          Response 6: The Company was an LLC in 2003. Upon the Company becoming a C-corp and being recapitalized in 2004 the Company's founders were issued 8,123,032 shares of common stock. Since guidance is limited and or gray on earnings per share ("EPS") for companies going from a LLC to a C-Corp, management treated the 8,123,032 shares that were issued to the founders in 2004 as if they had always been issued (i.e. common stock equivalents) as that best illustrates the Company's EPS in 2003.

          The Company believes that they have responded to all of the Staff's comments. If you have any questions or anything that I can do to facilitate your review, please let me know.




                                        Sincerely,

                                        /s/ Peter J. Gennuso
                                        --------------------
                                        Peter J. Gennuso




Cc: Jeffrey Zwicker, CFO HC Innovations, Inc.